UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June 2025
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

Updates to the Board of Directors (the "Board") and the Management Team

The term of Mr. Yoshihiko Yamada’s directorship expired at the 2025 Annual General Meeting of Shareholders of Gogoro In.c (the "Company") held on May 28, 2025. Since his appointment in 2019, Mr. Yamada has contributed significantly to the Company’s development, bringing a wealth of experience in the electric vehicle industry and smart city development. His service on the audit committee and the compensation committee of the Board was marked by diligence and sound judgment, reinforcing the Company’s corporate governance and oversight mechanisms.
To succeed Mr. Yamada, the Board resolved to appoint Ms. Karen Yifen CHANG as a new Director. Ms. Chang is qualified as an independent director, and will serve as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Board.

As a veteran from retail and consumer industry, Ms. Chang served as the chief executive officer of Jack Wolfskin Trading (Shanghai) Co., Ltd., a leading international outdoor brand, from August 2017 to March 2022, after being a non-executive director for two years. She was the chief executive officer of Natural Beauty Bio-Technology Limited (HKEX: 157), a leading skincare product company, and the chief financial officer, chief executive officer, and executive director of Pou Sheng International (Holdings) Limited (HKEX: 3813), the leading sports retailer in the Greater China, successively from October 2007 to December 2015. In addition, Ms. Chang has many years of management consultancy and investment banking experiences from working at KPMG in Washington DC and Los Angeles in the United States as well as Jardine Fleming, Merrill Lynch and Credit Suisse in Shanghai and Hong Kong successively from 1992 to 2006. Ms. Chang has been an independent non-executive director of Sun Art Retail Group Limited (HKEX: 6808) since June 2011 and Uni-President China Holdings Ltd. (HKEX: 220) since May 2025.

Ms. Chang received a bachelor’s degree in Arts in English Literature from Fu-Jen Catholic University in Taiwan in 1986 and a Master of Business Administration degree from the George Washington University in Washington D.C. in the United States in 1988.

Meanwhile, the term of the Chief Operation Officer of the Company, Mr. Pass Liao, concluded on May 31, 2025. Ms. Theresa Huang, the vice president of Operation Center, will assume the responsibilities of Mr. Liao and continue leading the operation team of the Company. During Mr. Liao’s tenure at the Company, he established robust systems for production, quality control, and supply chain management, ensuring stable operations and making significant contribution to the Company.

We extend our gratitude to both Mr. Yamada and Mr. Liao for their enduring support and significant contributions to the Company.

Incorporation by Reference
This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: June 2, 2025	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer